UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________

SCHEDULE TO
(RULE 14d-100)
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 1)
_________________

LOJACK CORPORATION
(Name of Subject Company)
_________________

LEXUS ACQUISITION SUB, INC.
(Offeror)

CALAMP CORP.
(Parent of Offeror)
(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)

539451104
(CUSIP Number of Class of Securities)

Stephen M. Moran
Vice President and General Counsel
CalAmp Corp.
1401 N. Rice Avenue
Oxnard, California 93030
(805) 987-9000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
_________________

Copy to:

Peter W. Wardle
Gibson, Dunn & Crutcher LLP
333 South Grand Avenue
Los Angeles, California 90071
(213) 229-7900

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$125,319,945.45	$12,619.72

*	Estimated for purposes of calculating the filing fee only. The transaction value was calculated by adding (i) 18,969,614 shares of common stock, par value $0.01 per share ("Shares"), of LoJack Corporation ("LoJack") issued and outstanding as of January 29, 2016 multiplied by the offer price of $6.45 per share (the "Offer Price"); (ii) 714,289 Shares underlying LoJack restricted stock awards as of January 29, 2016, which will accelerate and become fully vested in connection with the transaction, multiplied by the Offer Price; (iii) 1,447,866 Shares subject to issuance pursuant to LoJack options as of January 29, 2016, multiplied by the Offer Price less the weighted average exercise price for such options of $3.85; and (iv) 12,010 Shares subject to issuance pursuant to LoJack restricted stock units as of January 29, 2016, multiplied by the Offer Price; and subtracting an amount equal to (a) 850,100 Shares beneficially owned as of the date of this document by Parent of Offeror, Offeror and its subsidiaries, multiplied by (b) the Offer Price. The calculation of the filing fee is based on information provided by LoJack as of January 29, 2016.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by .0001007.

[x]	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$12,619.72	Filing Party:	CalAmp Corp.
Form or Registration No.:	Schedule TO	Date Filed:	February 16, 2016

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[x]	third-party tender offer subject to Rule 14d-1.
[ ]	issuer tender offer subject to Rule 13e-4.
[ ]	going-private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

[ ]	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
[ ]	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the "SEC") on February 16, 2016 (together with any amendments and supplements thereto, including this Amendment, the "Schedule TO") by CalAmp Corp., a Delaware corporation ("CalAmp"), and Lexus Acquisition Sub, Inc. ("Purchaser"), a Massachusetts corporation and a wholly-owned subsidiary of CalAmp. This Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of LoJack Corporation, a Massachusetts corporation ("LoJack"), at $6.45 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 16, 2016 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase.

Documentation relating to the tender offer has been mailed to LoJack stockholders and may be obtained at no charge at the website maintained by the SEC at www.sec.gov and may also be obtained at no charge by directing requests to D.F. King & Co., Inc. by telephone at (212) 269-5550 (collect) or (866) 828-0221 (toll-free), or by email at lojack@dfking.com.

Items 4 and 11 of the Schedule TO are amended and supplemented by the following:

The Offer expired, as scheduled, at 12:00 midnight (Eastern time) on Monday, March 14, 2016 (one minute after 11:59 P.M., Eastern time, on Monday, March 14, 2016). The Depositary for the Offer has advised CalAmp and Purchaser that, as of the Expiration Time, 14,925,959 Shares were validly tendered and not withdrawn. Such Shares, when combined with the 850,100 Shares currently owned by Purchaser, represent approximately 80.2% of the issued and outstanding Shares on a fully-diluted basis. As such, the Minimum Condition has been satisfied. As all other Offer Conditions have been satisfied, all Shares that were validly tendered and not withdrawn (excluding 75,907 Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantees) have been accepted for payment, and payment for such Shares will be made promptly in accordance with the terms of the Offer at the Offer Price, net to the seller in cash, without interest and less any applicable withholding taxes.

In accordance with the Merger Agreement, Purchaser commenced a subsequent offering period in connection with the Offer, at 9:00 a.m. (Eastern time) on Tuesday, March 15, 2016, for all remaining untendered Shares. The subsequent offering period will expire at 12:00 midnight (Eastern time) on Thursday, March 17, 2016 (one minute after 11:59 P.M., Eastern Time, on Thursday, March 17, 2016), unless extended. CalAmp and Purchaser reserve the right to extend the subsequent offering period in accordance with applicable law. Any such extension will be followed by a public announcement, which will be issued no later than 9:00 A.M. (Eastern time) on the next business day after the subsequent offering period was scheduled to expire.

Upon successful completion of the subsequent offering period, stockholders of LoJack who validly tender their shares during the subsequent offering period will receive the same $6.45 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, that was paid to stockholders who tendered their shares during the initial offer period. Procedures for tendering shares during the subsequent offering period are the same as during the initial offer period with two exceptions: (i) shares cannot be delivered by the guaranteed delivery procedure; and (ii) pursuant to Rule 14d-7(a)(2) under the Securities Exchange Act of 1934, as amended, shares validly tendered during the subsequent offering period will be accepted for payment on a daily, “as tendered” basis and, accordingly, may not be withdrawn.

If, following the subsequent offering period, Purchaser owns more than 90% of the Shares, in accordance with the Merger Agreement entered into by CalAmp, Purchaser and LoJack on February 1, 2016, Purchaser will effectuate a short-form merger in accordance with the Merger Agreement and Section 11.05 of the MBCA, without the action of LoJack’s board of directors or the other stockholders of LoJack. Pursuant to the Merger Agreement, LoJack has granted Purchaser the Top-Up Option exercisable within one (1) business day following the expiration of a subsequent offering period, to purchase from LoJack, with certain limitations, the number of Shares necessary for Purchaser to complete a short-form merger with LoJack. Purchaser plans to exercise the Top-Up Option in accordance with the Merger Agreement if, following expiration of the subsequent offering period, Purchaser owns at least 82.2% but less than 90% of the issued and outstanding Shares.

As a result of the Merger, the Purchaser will be merged with and into LoJack, with LoJack surviving the Merger as a direct, wholly-owned subsidiary of CalAmp. At the Effective Time, each Share (other than Shares owned by (i) CalAmp or Purchaser, which will be cancelled with no consideration; and (ii) any shareholders of LoJack who properly exercise their appraisal rights, if applicable) will be cancelled and converted into the right to receive $6.45 per Share, net to the seller in cash, without interest and less any applicable withholding taxes. LoJack will be delisted from the NASDAQ Global Select Market following the Merger.

The full text of the joint press release issued by CalAmp and LoJack announcing the preliminary results of the tender offer and the commencement of the subsequent offering period is attached hereto as Exhibit (a)(5)(B) and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

Exhibit	Exhibit Name
(a)(5)(B)	Joint Press Release issued by CalAmp Corp. and LoJack Corporation on March 15, 2016.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2016

CALAMP CORP.

By:	/s/ Richard Vitelle
Name:	Richard Vitelle
Title:	Executive Vice President, Chief Financial Officer and Secretary

LEXUS ACQUISITION SUB, INC.

By:	/s/ Richard Vitelle
Name:	Richard Vitelle
Title:	Treasurer and Secretary

EXHIBIT INDEX

Index No.
(a)(1)(A)	Offer to Purchase, dated February 16, 2016.*
(a)(1)(B)	Form of Letter of Transmittal.*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Form of Summary Advertisement, dated February 16, 2016.*
(a)(5)(A)	Joint Press Release issued by CalAmp Corp. and LoJack Corporation on February 16, 2016.*
(a)(5)(B)	Joint Press Release issued by CalAmp Corp. and LoJack Corporation on March 15, 2016.
(b)	Not applicable.
(d)	Agreement and Plan of Merger, dated February 1, 2016, by and among LoJack Corporation, CalAmp Corp. and Lexus Acquisition Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by CalAmp Corp. on February 2, 2016).*

(g)	Not applicable.
(h)	Not applicable.

* Previously filed.